Exhibit 99.3


Jack W. Conner Named Chairman of Heritage Commerce Corp Board of Directors
William Del Biaggio Remains Director, EVP and Founding Chairman


San Jose, CA - July 31, 2006 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today announced its Board of Directors has elected Jack W. Conner Chairman of the Board, succeeding William Del Biaggio, Jr., who will remain on the Board of Directors as Founding Chairman and will continue serving the Bank as an Executive Vice President.

Formerly Chairman and CEO of Comerica California, Conner has more than 30 years of banking experience in the San Jose marketplace. Del Biaggio was one of the founders of Heritage Bank of Commerce and has been an integral part of the management group for more than twelve years and will continue to serve the bank on the Board and as a member of the senior management team.

"During the time he has served on our Board, Jack's experience has been invaluable. His broad range of financial skills and extensive network of contacts in our market provide expertise that adds to our ability to compete in our market," said Del Biaggio.

"As a founder of this bank and the guiding influence over the past twelve years, Bill has set a high standard for leadership and performance. I am looking forward to working with him, the Heritage Board, Walt Kaczmarek and his management team to take this organization to the next level of achievement," said Conner.

As a founder and President of Plaza Bank of Commerce, Conner was instrumental in generating a high level of profitability and building the bank to more than $450 million in assets over 13 years. Under his leadership as Chairman and CEO, Plaza Bank was the first California bank to be acquired by an out-of-state bank when it merged into Comerica Inc. in January 1991. Subsequently, he served as Chairman and CEO of Comerica California until his retirement in 1998. He continued to serve on the board until 2002 when Comerica merged all its banking units into one charter. During this 11-year period, Conner spearheaded several other California bank acquisitions, including Pacific Western Bancshares, Inc., Metrobank and University Bank and Trust Co. Conner started his banking career with Union Bank.

A San Jose resident for more than 30 years, Conner is a graduate of San Jose State University. His community involvement over the past five decades included membership in the San Jose Rotary, San Jose Museum of Art and the Silicon Valley Leadership Group. Born in Wyoming and raised in Bakersfield, California, he is married and the father of three grown children and five grandchildren.

Del Biaggio has served as the Chairman of the Board for seven of the past twelve years: from 1994 to 1999 and from 2004 to 2006. He also served as Vice Chairman from 2002 to 2003. He will be an Executive Vice President and Director and will continue to work to broaden the presence of Heritage Commerce in the greater San Jose market.

Over the past 43 years, Bill and his wife Helen have been involved in many fund raising efforts for local charities, including the *Bellarmine Scholarship Endowment Fund*, *Santa Clara County Council - Boy Scouts of America*, *Catholic Charities*, *Holy Spirit School*, *Sacred Heart Ignatian School*, and the *O'Connor Hospital Foundation*. Bill served on the *Bellarmine Alumni Council* for 12 years and was its chairman from 1986 through 1989, and is currently serving on its Planned Giving Council.

He also serves on the Board of Directors of many community organizations, including *Via Services* of Santa Clara Valley, *Friends of the Guadalupe River Park and Gardens Corporation* and *Kelley Park Community Resources Center*. Bill is currently a Trustee at *Presentation High School*, as well as the *Metro A Fund of the Silicon Valley Chamber of Commerce*. He currently serves as Vice-Chair of the O'Connor Hospital Board of Directors. This year, Del Biaggio was named a "Father of the Year" by the Silicon Valley Father's Day Council. He is the father of two grown children and five grandchildren.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender, operating from offices in San Jose, Fresno, Santa Cruz, Watsonville, Pittsburg and Fremont, California.


Forward Looking Statement Disclaimer


This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.


Member FDIC
